EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-47935) on Form S-8 of Ethan Allen Interiors Inc. of our report dated June 27, 2006, relating to the statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2005 annual report on Form 11-K of The Ethan Allen Retirement Savings Plan.

/s/     KPMG LLP

Stamford, Connecticut
June 27, 2006